FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement regarding 2012 third quarterly report of Huaneng Power International, Inc. (the “Registrant”); and

2.	An announcement regarding proposed amendments to the articles of association of the Registrant;

Each made by the Registrant on October 24, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THIRD QUARTERLY REPORT OF 2012

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

	1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Accounting Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2012.

	1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

	2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In RMB Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	256,902,163,559	254,365,393,306	1.00
Owners’ equity (Shareholders’ equity)	54,002,322,589	50,075,263,660	7.84
Net assets per share attributable to shareholders of the listed company	3.84	3.56	7.87

		From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year
			(%)

Net cash inflow from operating activities		21,333,642,263	42.48
Net cash inflow from operating activities per share		1.52	42.06

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	1,986,112,328	4,194,569,647	757.32
Basic earnings per share	0.14	0.30	600
Basic earnings per share after deducting non-recurring items	0.14	0.29	N/A
Diluted earnings per share	0.14	0.30	600
Return on net assets (weighted average) (%)	3.77	8.06	increased by 3.31 percentage points
Return on net assets after deducting non-recurring items (weighted average) (%)	3.69	7.93	increased by 3.58 percentage points

Deducting non-recurring items and amounts

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period For the nine months ended 30 September
(RMB Yuan)

Gains/(Losses) from disposal of non-current assets	(70,438,618)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	311,067,837
Gains from the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	(5,788,954)
Reversal of provision for doubtful accounts receivable individually tested for impairments	11,675,963
Other non-operating income and expenses excluding the above items	(51,100,058)
Other non-recurring items	(66,678,900)
Tax impact of non-recurring items	(14,299,044)
Impact of minority interests, net of tax	(45,533,738)

Total	68,904,488

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 102,686 (including 101,922 holders of A shares, 621 holders of H shares and 143 holders of ADRs).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Huaneng International Power Development Corporation	5,066,662,118	A shares
HKSCC Nominees Limited	2,716,750,545	H shares
China Huaneng Group*	1,061,371,213	A shares
Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares
China Hua Neng Group Hong Kong Limited	472,000,000	H shares
Liaoning Energy Investment (Group) Limited Liability Company	422,679,939	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	369,499,900	A shares
HSBC Nominees (Hong Kong) Limited	338,203,840	H shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares

*	The shares held by China Huaneng Group included 6,246,664 shares through Huaneng Capital Services Company Limited.

3.	SIGNIFICANT EVENTS

	3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

✓	Applicable	Not Applicable

Comparing the consolidated balance sheet of 30 September 2012 and 31 December 2011 and the consolidated income statement for the nine months ended 30 September 2012 and 2011 the items with material changes are as below:

Items	30 September 2012	31 December 2011	Variance	%

Cash (1)	12,156,886,407	8,670,015,351	3,486,871,056	40.22
Advances to suppliers (2)	1,418,757,580	1,032,244,694	386,512,886	37.44
Derivative financial assets (non-current portion) (3)	30,198,438	16,388,824	13,809,614	84.26
Fixed assets pending for disposal (4)	213,506,930	152,812,410	60,694,520	39.72
Short-term loans (5)	29,228,540,459	43,979,199,571	(14,750,659,112)	(33.54)
Derivative financial liabilities (current portion) (6)	97,503,139	35,549,369	61,953,770	174.28
Notes payable (7)	276,476,174	13,448,478	263,027,696	1955.82
Advances from customers (8)	20,689,119	130,843,059	(110,153,940)	(84.19)
Tax payables (9)	(128,435,145)	(994,750,037)	866,314,892	(87.09)
Interest payables (10)	1,112,833,499	687,427,070	425,406,429	61.88
Current portion of non-current liabilities (11)	8,425,350,581	15,136,362,344	(6,711,011,763)	(44.34)
Other current liabilities (12)	25,567,194,963	10,607,357,125	14,959,837,838	141.03
Derivative financial liabilities (non-current portion) (13)	799,992,260	578,198,363	221,793,897	38.36
Currency translation differences (14)	43,348,970	(570,973,401)	614,322,371	107.59

Items	For the nine months ended 30 September, 2012	For the nine months ended 30 September, 2011	Variance	%

Tax and levies on operations (1)	475,892,451	335,144,203	140,748,248	42.00
Asset impairment loss (2)	60,725,758	24,819,601	35,906,157	144.67
Non-operating income (3)	337,125,338	526,724,108	(189,598,770)	(36.00)
Non-operating expense (4)	147,556,178	51,173,631	96,382,547	188.34
Income tax expense (5)	2,016,706,686	704,909,571	1,311,797,115	186.09
Net profit attributable to shareholders of the Company (6)	4,194,569,647	1,410,389,760	2,784,179,887	197.40

Fluctuation analysis of the consolidated balance sheet items

(1)	Cash as at the end of period increased by 40.22% compared with the beginning of the period, mainly due to the net profit earned in this period.

(2)	Advances to suppliers as at the end of the period increased by 37.44% compared with the beginning of the period, mainly due to increase in prepayments for fuel purchases.

(3)
Derivative financial assets (non-current portion) as at the end of the period increased by 84.26% compared with the beginning of the period, mainly due to increase in the fair value of hedging instruments of fuel swap contracts held by the subsidiary, SinoSing Power Pte. Ltd.

(4)	Fixed assets pending for disposal as at the end of period increased by 39.72% compared with the beginning of the period, mainly due to more fixed assets held by subsidiaries pending for disposal.

(5)	Short-term loans as at the end of period decreased by 33.54% compared with the beginning of the period, mainly due to issuance of short-term bonds in the period and sufficient cash.

(6)
Derivative financial liabilities (current portion) as at the end of period increased by 174.28% compared with the beginning of the period, mainly due to decrease in the fair value of hedging instruments of foreign currency exchange forward contracts held by the subsidiary, SinoSing Power Pte. Ltd..

(7)	Notes payable as at the end of the period increased by 1,955.82% compared with the beginning of the period, mainly due to the increase of fuel purchases settled with notes.

(8)
Advances from customers as at the end of period decreased by 84.19% compared with the beginning of the period, mainly because the advances received for steam and heating was recognised as revenue in the period.

(9)	Debit balance of tax payables as at the end of the period decreased by 87.09% compared with the beginning of the period, mainly due to utilization of valued-added tax recoverable.

(10)	Interest payables as at the end of period increased by 61.88% compared with the beginning of the period, mainly due to increase in the interests for long-term bonds.

(11)
Current portion of non-current liabilities as at the end of period decreased by 44.34% compared with the beginning of the period, mainly due to repayments of bank loans by the Company and its subsidiaries.

(12)	Other current liabilities as at the end of the period increased by 141.03% compared with the beginning of the period, mainly due to the issuance of short-term and super-short-term bonds.

(13)
Derivative financial liabilities (non-current portion) as at the end of the period increased by 38.36% compared with the beginning of the period, mainly due to decrease in the fair value of hedging instrument of interest rate swap contracts held by the subsidiary, SinoSing Power Pte. Ltd..

(14)	Currency translation differences as at the end of the period increased by 107.59% compared with the beginning of the period, mainly due to depreciation of RMB against Singapore dollar.

Fluctuation analysis of consolidated income statement items

	(1)	Tax and levies on operations increased by 42.00% compared with the same period of last year, mainly due to increase of turnover taxes which serve as the base of tax and levies on operations.

	(2)	Asset impairment loss increased by 144.67% compared with the same period of last year, mainly due to loss from closing certain generators.

	(3)	Non-operating income decreased by 36.00% compared with the same period of last year, mainly due to the decrease in government subsidies.

	(4)	Non-operating expense increased by 188.34% compared with the same period of last year, mainly due to loss from fixed assets disposal and provision of pending litigation.

	(5)	Income tax expense increased by 186.09% compared with the same period of last year, mainly due to increase in profit.

(6)
Net profit attributable to shareholders of the Company increased by 197.40% compared with the same period of last year, mainly due to: (a) increase of on-grid tariff in the end of 2011, (b) decrease of coal market prices.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

Applicable	✓	Not Applicable

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

Type (s) of Undertakings	Covenantor	Details of the Undertaking	Status of implementation

Undertaking given for issue of new shares	China Huaneng Group
China Huaneng Group undertook not to trade its 500 million A shares subscribed from the Company pursuant to the Company’s non public issuance on the market within 36 months commencing from 23 December 2010.
In the course of implementation

Undertaking given for avoidance of business competition	China Huaneng Group
For further avoidance of business competition with Huaneng Power International, Huaneng Group on 17 September 2010 further undertook to Huaneng Power International that it shall treat Huaneng Power International as the only platform for integrating the conventional energy business of Huaneng Group; with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertook that it would take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it would inject those assets into Huaneng Power International. Huaneng Power International has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertakes that it would take approximately 5 years and upon such assets meeting the conditions for listing, it would inject such assets into Huaneng Power International in order to support the sustainable, stable development of Huaneng Power International; Huaneng Group would continue to perform each of its undertakings to support the development of its subordinated listed companies.
In the course of implementation

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	✓	Not Applicable

3.5	Implementation status regarding the policy of the cash dividend bonus issue during the reporting period

The Profit Distribution Plan of the Company for 2011 was to distribute RMB0.05 (inclusive of tax) per each share to all shareholders as dividend for year 2011, totalling at RMB702,769,172. As at 30 September 2012, the dividends of RMB702,756,506 had been paid in full. The difference as compared to the budgeted provision, which was in the amount of RMB12,666, was caused by the difference in the corresponding converted rate of exchange to foreign investors and the exchange rate as of the payment date of dividends.

3.6	Project Progress

Unit 6 (600MW) of Hunan HuanengYueyang Power Plant (of which the Company holds 55% equity interest) and Unit 2 (1,030MW) of Jiangsu Huaneng Jinling Power Plant (of which the Company holds 60% equity interest) had respectively completed trial run recently. In addition, there had been changes to the installed capacity to part of the power plants in which the Company has equity interest. To date, the Company’s total controlled generation capacity has increased to 61,947MW from 60,317MW, and total equity-based generation capacity has increased to 56,209MW from 55,357MW.

By Order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
24 October 2012

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 30 September, 2012
Amounts: In RMB Yuan

	30 September 2012	31 December 2011	30 September 2012	31 December 2011
ASSETS	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Cash	12,156,886,407	8,670,015,351	5,301,064,216	2,573,365,328
Held for trading financial assets	90,008,135	96,153,714	—	—
Derivative financial assets	149,569,611	147,454,606	—	—
Notes receivable	546,334,448	563,362,128	148,100,000	225,741,000
Accounts receivable	12,838,813,284	14,814,481,187	5,153,006,037	6,542,467,342
Advances to suppliers	1,418,757,580	1,032,244,694	666,608,474	437,028,637
Interest receivables	180,067	17,055	108,681,187	59,076,153
Dividends receivable	170,300,000	120,118,393	520,599,408	270,469,817
Other receivables	1,116,086,520	1,124,369,060	1,154,773,432	1,074,031,200
Inventories	7,313,815,827	7,525,620,585	2,897,449,802	2,698,250,835
Current portion of non-current assets	13,472,420	22,060,607	—	—
Other current assets	139,581,485	288,152,533	17,735,142,797	21,496,449,607

Total current assets	35,953,805,784	34,404,049,913	33,685,425,353	35,376,879,919

NON-CURRENT ASSETS
Available-for-sale financial assets	1,663,835,985	1,638,080,010	1 663 835 985	1,638,080,010
Derivative financial assets	30,198,438	16,388,824	—	—
Long-term receivables	734,553,235	741,661,065	—	—
Long-term equity investment	14,991,350,552	14,007,554,075	53,314,916,885	51,190,478,585
Fixed assets	156,581,948,417	154,808,020,444	61,905,939,335	62,437,021,340
Construction-in-progress	19,957,201,591	22,165,329,147	2,894,737,486	4,181,881,103
Construction materials	1,439,540,542	1,766,051,584	385,681,727	534,119,398
Fixed assets pending for disposal	213,506,930	152,812,410	1,166,501	147,569
Intangible assets	10,395,686,772	10,207,157,254	1,747,469,832	1,732,220,055
Goodwill	13,781,995,332	13,204,814,510	1,528,308	1,528,308
Long-term deferred expenses	165,005,567	181,682,253	13,031,364	15,753,076
Deferred income tax assets	682,198,527	710,570,973	502,676,409	508,171,670
Other non-current assets	311,335,887	361,220,844	1,400,000,000	1,600,000,000

Total non-current assets	220,948,357,775	219,961,343,393	123,830,983,832	123,839,401,114

TOTAL ASSETS	256,902,163,559	254,365,393,306	157,516,409,185	159,216,281,033

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 30 September, 2012
Amounts: In RMB Yuan

	30 September 2012	31 December 2011	30 September 2012	31 December 2011
LIABILITIES AND SHAREHOLDERS’ EQUITY	Consolidated	Consolidated	The Company	The Company

CURRENT LIABILITIES
Short-term loans	29,228,540,459	43,979,199,571	18,764,071,461	32,490,610,961
Derivative financial liabilities	97,503,139	35,549,369	—	—
Notes payable	276,476,174	13,448,478	—	—
Accounts payable	8,008,848,441	9,109,088,804	3,231,412,914	3,718,397,512
Advances from customers	20,689,119	130,843,059	5,283,859	76,879,309
Salary and welfare payables	225,763,454	230,282,614	76,627,275	74,683,254
Taxes payables	(128,435,145)	(994,750,037)	59,394,502	(164,381,080)
Interest payables	1,112,833,499	687,427,070	964,011,973	466,054,266
Dividends payable	204,754,916	167,642,811	—	—
Other payables	11,589,662,557	14,662,402,253	3,213,045,749	4,400,801,216
Current portion of non-current liabilities	8,425,350,581	15,136,362,344	3,363,362,268	10,681,701,010
Provision	34,563,219	—	—	—
Other current liabilities	25,567,194,963	10,607,357,125	25,389,324,536	10,484,963,250

Total current liabilities	84,663,745,376	93,764,853,461	55,066,534,537	62,229,709,698

NON-CURRENT LIABILITIES
Long-term loans	81,493,383,555	79,844,871,588	25,786,860,386	28,329,925,513
Derivative financial liabilities	799,992,260	578,198,363	233,329,346	202,333,367
Bonds payable	22,884,534,325	17,854,919,373	22,884,534,325	17,854,919,373
Long-term payables	171,436,425	143,622,017	—	—
Specific accounts payable	58,270,494	41,202,995	35,066,049	18,689,013
Deferred income tax liabilities	1,845,993,602	1,736,906,829	—	—
Other non-current liabilities	2,203,904,464	2,240,956,555	1,981,052,642	2,051,653,173

Total non-current liabilities	109,457,515,125	102,440,677,720	50,920,842,748	48,457,520,439

TOTAL LIABILITIES	194,121,260,501	196,205,531,181	105,987,377,285	110,687,230,137

SHAREHOLDERS’ EQUITY
Share capital	14,055,383,440	14,055,383,440	14,055,383,440	14,055,383,440
Capital surplus	16,971,905,388	17,131,948,418	15,537,493,755	15,513,437,604
Special reserves	53,285,960	27,021,275	53,285,960	27,021,275
Surplus reserves	7,131,699,680	7,060,094,409	7,131,699,680	7,060,094,409
Undistributed profits	15,746,699,151	12,371,789,519	14,751,169,065	11,873,114,168
Currency translation differences	43,348,970	(570,973,401)	—	—

Shareholders’ equity attributable to shareholders of the Company	54,002,322,589	50,075,263,660	51,529,031,900	48,529,050,896
Minority interests	8,778,580,469	8,084,598,465	—	—

Total shareholders’ equity	62,780,903,058	58,159,862,125	51,529,031,900	48,529,050,896

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	256,902,163,559	254,365,393,306	157,516,409,185	159,216,281,033

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND
THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2012

Amounts: In RMB Yuan

	For the third quarter ended 30 September, 2012	For the third quarter ended 30 September, 2011	For the third quarter ended 30 September, 2012	For the third quarter ended 30 September, 2011
	Consolidated	Consolidated	The Company	The Company

Operating revenue	32,936,493,951	35,756,877,128	14,316,762,174	16,378,342,759
Less: Operating cost	26,673,021,950	32,941,702,632	11,057,334,777	15,041,822,550
Tax and levies on operations	157,336,049	117,145,399	87,445,341	80,791,068
Selling expenses	1,342,322	3,075,698	—	—
General and administrative expenses	742,962,963	751,550,320	435,310,171	452,828,949
Financial expenses, net	2,204,325,311	1,971,206,350	1,003,480,012	954,274,609
Asset impairment reverse	(2,077,421)	(10,018,899)	—	—
Add: (Loss)/gain from changes in fair value	(4,804,228)	1,361,206	—	—
Investment income	188,516,688	189,685,295	314,291,871	333,837,343
Including: Investment income from associates and jointly controlled entities	189,192,251	189,951,982	188,279,872	189,580,757

Operating profit	3,343,295,237	173,262,129	2,047,483,744	182,462,926
Add: Non-operating income	80,762,799	275,021,162	41,927,401	113,997,301
Less: Non-operating expenses	24,055,406	14,066,082	8,294,631	13,301,238
Including: loss on disposals of non-current assets	2,382,319	5,033,796	199,374	5,033,796

Profit before tax	3,400,002,630	434,217,209	2,081,116,514	283,158,989
Less: Income tax expense/(benefit)	991,447,320	174,447,338	463,073,232	(14,642,333)

Net profit	2,408,555,310	259,769,871	1,618,043,282	297,801,322

Attributable to:
Shareholders of the Company	1,986,112,328	231,665,950	1,618,043,282	297,801,322
Minority interests	422,442,982	28,103,921	—	—
Earnings per share (based on the net profit attributable to shareholders of the Company)
— Basic earnings per share	0.14	0.02	N/A	N/A
— Diluted earnings per share	0.14	0.02	N/A	N/A
Other comprehensive income/(loss)	633,477,630	(1,316,837,431)	(13,406,070)	(278,189,408)

Total comprehensive income/(loss)	3,042,032,940	(1,057,067,560)	1,604,637,212	19,611,914

Attributable to:
— Shareholders of the Company	2,618,843,414	(1,082,749,054)	1,604,637,212	19,611,914
— Minority interests	423,189,526	25,681,494	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND
THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2012

Amounts: In RMB Yuan

	For the nine months ended 30 September, 2012	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2012	For the nine months ended 30 September, 2011
	Consolidated	Consolidated	The Company	The Company

Operating revenue	100,116,966,873	99,811,022,907	42,724,410,699	44,373,024,980
Less: Operating cost	84,505,227,912	90,689,952,976	34,620,891,137	40,079,589,853
Tax and levies on operations	475,892,451	335,144,203	295,774,516	223,020,008
Selling expenses	4,551,400	6,475,143	—	—
General and administrative expenses	2,153,678,878	2,080,308,327	1,322,600,554	1,282,806,689
Financial expenses, net	6,743,495,082	5,574,460,447	3,190,612,893	2,515,157,571
Asset impairment loss	60,725,758	24,819,601	66,937,351	33,583,200
Add: Loss from changes in fair value	(5,840,543)	(79,324)	—	—
Investment income	655,434,554	597,274,597	1,255,459,895	795,322,048
Including: Investment income from associates and jointly controlled entities	469,503,101	519,226,228	470,139,923	518,087,717

Operating profit	6,822,989,403	1,697,057,483	4,483,054,143	1,034,189,707
Add: Non-operating income	337,125,338	526,724,108	149,590,281	201,827,104
Less: Non-operating expenses	147,556,178	51,173,631	71,428,304	30,606,048
Including: loss on disposals of non-current assets	74,391,978	18,659,269	57,775,581	6,104,567

Profit before tax	7,012,558,563	2,172,607,960	4,561,216,120	1,205,410,763
Less: Income tax expense	2,016,706,686	704,909,571	872,483,442	160,510,196

Net profit	4,995,851,877	1,467,698,389	3,688,732,678	1,044,900,567

Attributable to:
Shareholders of the Company	4,194,569,647	1,410,389,760	3,688,732,678	1,044,900,567
Minority interests	801,282,230	57,308,629	—	—
Earnings per share (based on the net profit attributable to shareholders of the Company)
— Basic earnings per share	0.30	0.10	N/A	N/A
— Diluted earnings per share	0.30	0.10	N/A	N/A
Other comprehensive income/(loss)	455,589,903	(1,328,790,018)	24,056,150	(362,657,260)

Total comprehensive income	5,451,441,780	138,908,371	3,712,788,828	682,243,307

Attributable to:
— Shareholders of the Company	4,648,848,989	83,075,826	3,712,788,828	682,243,307
— Minority interests	802,592,791	55,832,545	—	—

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND
THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2012
Amounts: In RMB Yuan

	For the nine months ended 30 September, 2012	For the nine months ended 30 September, 2011	For the nine months ended 30 September, 2012	For the nine months ended 30 September, 2011
Items	Consolidated	Consolidated	The Company	The Company

Cash flows generated from operating activities
Cash received from sales of goods and services rendered	114,244,865,585	109,469,379,031	50,941,710,893	50,759,445,647
Cash received from return of taxes and fees	139,346,416	30,713,403	—	—
Other cash received relating to operating activities	320,160,362	865,174,092	81,563,318	121,795,625

Sub-total of cash inflows of operating activities	114,704,372,363	110,365,266,526	51,023,274,211	50,881,241,272

Cash paid for goods and services received	82,768,132,881	87,328,370,587	35,892,361,034	41,155,774,907
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	3,803,116,575	3,269,852,863	2,152,691,743	1,837,977,052
Payments of all types of taxes	6,142,366,816	3,929,080,763	3,350,044,833	2,117,250,464
Other cash paid relating to operating activities	657,113,828	864,691,556	472,706,600	362,884,742

Sub-total of cash outflows of operating activities	93,370,730,100	95,391,995,769	41,867,804,210	45,473,887,165

Net cash flows generated from operating activities	21,333,642,263	14,973,270,757	9,155,470,001	5,407,354,107

Cash flows generated from investing activities
Cash received from withdrawal of investment	—	—	3,895,500,000	—
Cash received on investment income	474,950,585	295,881,208	1,599,579,126	1,247,812,534
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	288,907,260	49,319,643	229,875,930	40,633,447
Other cash received relating to investing activities	113,808,216	76,542,084	—	—

Sub-total of cash inflows of investing activities	877,666,061	421,742,935	5,724,955,056	1,288,445,981

Cash paid for acquiring fixed assets, intangible assets and other long-term assets	10,365,716,429	10,551,600,629	2,842,768,893	2,218,466,968
Cash paid for investments	824,022,091	310,000,000	2,103,719,200	9,637,368,460
Net cash paid for acquiring subsidiaries and other operating units	144,767,160	3,976,181,626	—	—
Other cash paid relating to investing activities	5,236,390	8,587,407	—	—

Sub-total of cash outflows of investing activities	11,339,742,070	14,846,369,662	4,946,488,093	11,855,835,428

Net cash flows (used in)/generated from investing activities	(10,462,076,009)	(14,424,626,727)	778,466,963	(10,567,389,447)

Cash flows generated from financing activities
Cash received from investments	262,383,862	135,044,600	—	—
Including: cash received from minority shareholders of subsidiaries	262,383,862	135,044,600	—	—
Cash received from borrowings	48,256,413,955	73,628,774,644	20,960,352,434	49,519,284,191
Cash received from issuance of bonds	29,935,000,000	9,959,606,736	29,935,000,000	9,959,606,736
Other cash received relating to financing activities	175,847,700	25,822,341	121,878,200	7,899,001

Sub-total of cash inflows of financing activities	78,629,645,517	83,749,248,321	51,017,230,634	59,486,789,928

Repayments of borrowings	78,208,614,343	71,119,338,064	53,896,039,183	48,266,097,287
Payments for dividends, profit appropriation or interest expense payments	7,847,958,412	8,769,714,169	4,227,526,864	6,166,735,625
Including: dividends paid to minority shareholders of subsidiaries	690,494,439	39,629,378	—	—
Other cash paid relating to financing activities	95,383,329	147,204,590	92,116,449	142,902,140

Sub-total of cash outflows of financing activities	86,151,956,084	80,036,256,823	58,215,682,496	54,575,735,052

Net cash flows (used in) / generated from financing activities	(7,522,310,567)	3,712,991,498	(7,198,451,862)	4,911,054,876

Effect of foreign exchange rate changes on cash	161,958,432	(170,249,375)	(6,498,477)	(38,114,330)

Net increase/ (decrease) in cash	3,511,214,119	4,091,386,153	2,728,986,625	(287,094,794)
Add: cash at beginning of period	8,552,782,233	9,426,437,511	2,503,183,158	4,943,416,847

Cash at end of period	12,063,996,352	13,517,823,664	5,232,169,783	4,656,322,053

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PROPOSED AMENDMENTS OF THE ARTICLES
OF ASSOCIATION

On 23 October 2012, the Board of the Company resolved to, among other things, propose to seek the approval from the Shareholders at the General Meeting to amend the Articles of Association.

The proposed amendments to the Articles of Association is to further enhance the provisions regarding the Company’s profit distribution which are in the best interests of the Company and the Shareholders as a whole.

The above proposal is subject to approval of the Shareholders at the General Meeting and the approval and registration by the relevant government and regulatory authorities in the PRC.

On 23 October 2012 , the Board of the Company resolved to, among other things, propose to seek the approval from the Shareholders at the General Meeting to amend the Articles of Association.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association is to further enhance the provisions regarding the Company’s profit distribution which are in the best interests of the Company and the Shareholders as a whole.

The proposed amendments to the Articles of Association shall come into effect upon (i) the passing of a special resolution at the General Meeting to approve the amendments; and (ii) obtaining the approval and registration by the relevant government and regulatory authorities in the PRC.

Details of the proposed amendments to the Articles of Association are as follows:

(a)	The original Article 72 which provides that:

“The following matters shall be resolved by way of special resolutions at the general meeting of shareholders:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution, liquidation or change in corporate form of the Company;

(4)	the amendment of the Articles of Association;

(5)	the purchase or sale of major assets or the provision of guarantee by the Company in the past year and the amount of which has exceeded 30% of the latest audited total assets of the Company; and

(6)
any other matters prescribed by law and administrative regulations, and those considered by the general meeting of shareholders and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolution.”

is hereby amended as follows:

“The following matters shall be resolved by way of special resolutions at the general meeting of shareholders:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution, liquidation or change in corporate form of the Company;

(4)	the amendment of the Articles of Association;

(5)	the purchase or sale of major assets or the provision of guarantee by the Company in the past year and the amount of which has exceeded 30% of the latest audited total assets of the Company;

(6)	the adjustment to profit distribution policy of the Company; and

(7)
any other matters prescribed by law and administrative regulations, and those considered by the general meeting of shareholders and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolution.”

(b)	The original Article 156 which provides that:

“The Company may distribute dividends in the form of:

(1)	cash; and

(2)	shares.

The Company shall implement positive profit allocation approaches (including but not limited to giving priority to the allocation of profit in the form of cash dividends) on the principle of placing emphasis on the importance of reasonable return for investors while taking into account the reasonable capital demand of the Company. The Company may distribute interim cash dividends when it deems appropriate.”

is hereby amended as follows:

“The Company shall establish and maintain a consistent and stable profit distribution policy, where positive distribution methods (including without limitation giving preference to payment of cash dividends) shall be used to ensure reasonable returns of investment for the shareholders while taking into account the long-term interests of the Company, the interests of all the shareholders as a whole and the reasonable funding requirements and sustainable development of the Company. The Company may pay dividends in cash, stock or a combination of both. The Company may distribute interim cash dividends when it deems appropriate.”

(c)	To include an additional Article 157

“The Company may pay cash dividends in any year when its earnings and accumulated undistributed profits are positive and its cash flows are sufficient for the normal conduct of business and sustainable development of the Company, provided that the profits to be distributed by the Company in cash shall, in principle, not be less than 50% of the distributable profits realized in that year as indicated in the consolidated accounts.

Where the Company operates well and the Board believes that the Company’s share price does not match with its equity scale and that the distribution of cash dividends will be conducive to the interest of the Company and its shareholders as a whole, then subject to satisfying the condition for cash dividends as mentioned above, the Company may propose to profit distribution policy for cash dividends.

The profit distribution plan of the Company shall be prepared by the management and submitted to the Board and the Board of Supervisors for approval. The Board shall fully discuss the reasonableness of the plan and submit its decision to the general meeting for approval. Where the Company decides not to pay cash dividends under special circumstances, the Board shall explain the reasons for not paying cash dividends and clarify the purpose of use of the Company’s retained earnings, its anticipated investment income, etc.. Such clarification and explanation, along with the comments on them from the independent directors, shall be submitted to the general meeting for approval and to make disclosure.

With respect to any adjustment to the Company’s profit distribution policy, the Board shall conduct a special discussion to demonstrate the reasons for such adjustment and form a report to be reviewed by the independent directors, which shall then be submitted to the general meeting for approval by way of special resolution.

Where the Board does not propose distribution of cash dividends despite the profitability of the Company or where the Company adjusts its cash dividend policy, online voting shall be made accessible to the shareholders in determining such proposal(s).

After the resolution in respect of the profit distribution plan is approved at the general meeting, the Board shall complete the distribution of dividends (or bonus shares) within two months after the meeting.

The Company shall establish various channels of communication to grant the minority shareholders an opportunity to give their opinions on the Company’s profit distributions and the changes in the Company’s profit distribution policy.”

(d)	Corresponding changes to the numbering of the original provision of the Articles of Association.

GENERAL INFORMATION

A circular containing, among other things, further details of the proposed amendments to the Articles of Association will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

“Articles of Association”	the articles of association of the Company as amended from time to time

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Company”	Huaneng Power International, Inc.

“Directors”	directors of the Company

“General Meeting”	an annual or extraordinary general meeting to be held as soon as practicable by the Company to approve, among other things, the proposed amendments to the Articles of Association;

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Shareholder(s)”	holder(s) of the share(s) of the Company

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
24 October 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:    October 24, 2012